THOMAS C. BILELLO

Vice President and Associate General Counsel

Law Department

(949) 420-7078 Telephone

(949) 219-3706 Facsimile

Thomas.Bilello@PacificLife.com

February 1, 2023

Yoon Choo

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:	Pacific Life Insurance Company
Pacific Select Exec Separate Account – File No. 811-05563
Initial Registration Statement and on Form N-6
Pacific Legacy SVUL - File No. 333-267433

Dear Ms. Choo:

On behalf of Pacific Life Insurance Company (“Pacific Life”) and Pacific Select Exec Separate Account of Pacific Life (811-05563). Set forth below are responses to Staff comments received on November 14, 2022, in connection with the above referenced Initial Registration Statement on Form N-6, filed September 15, 2022.

PROSPECTUS

GENERAL

1.	Please confirm supplementally that all missing information and all exhibits will be filed in pre-effective amendments to the Registration Statement. We may have additional comments on such portions when you complete them in the pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in the pre-effective amendments.

Response: We herby confirm that any missing information and any additional exhibits will be included and filed via a pre-effective amendment to this Registration Statement.

2.	Where a comment is made with regard to disclosure in one location of the Registration Statement, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to all similar disclosure.

Response: Duly noted.

3.	Please clarify supplementally whether there are any guarantees or support agreements with third parties to support any policy features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Policy issued by the Separate Account.

Response: Other than reinsurance contracts, we hereby confirm that there are no third-party support agreements; the Company is primarily responsible for paying out any guarantees associated with the Policies.

4.	Please be aware that the compliance date for the requirement to use the Inline eXtensible Business Reporting Language (XBRL) format for the submission of certain required disclosures in the variable contract statutory prospectus is January 1, 2023. Filings made on or after January 1, 2023 will be required to comply with these requirements. [General Instruction C.3.(h).]

Response: We are aware of the compliance date for XBRL formatting and will ensure the necessary disclosures comply with these requirements.

PROSPECTUS

Table of Contents

5.	In the electronic versions of the Prospectuses and SAI, please add hyperlinks to the headings and subheadings in the Tables of Contents to link directly to the relevant sections in the document.

Response: We will add hyperlinks or other means of facilitating access to that information through equivalent methods or technologies. Please note, we will not be utilizing summary prospectuses at this time.

Special Terms

6.	Please explain in the defined term “Account Additions” what these are (e.g., premiums and additional credits).

Response: We made the requested modification.

7.	The definition of “Account Deductions” states that deductions are taken proportionately from the Fixed and Variable Account Values, but that the Company makes available other ways to make deductions. Please disclose the other ways to make deductions in an appropriate location in the Prospectus and include a cross reference to the relevant discussion in the definition.

Response: We made the requested modification.

8.	In the definition of “Additional Credit,” please add that any such credit may be applied beginning on the 11th Policy Anniversary.

Response: We made the requested modification.

9.	Please revise the definition of “Basic Face Amount” and/or “Face Amount” to better distinguish the intended substantive difference between the terms or eliminate one of the terms.

Response: For this Policy, an additional Face Amount may be provided by the Estate Preservation Rider. The Face Amount term is necessary to ensure consumers understand the difference in death benefits provided by the Policy and additional Riders. We respectfully decline to make the requested modification.

10.	Please revise the definition of “Basic Life Coverage Layer” and/or “Coverage Layer” to better distinguish the intended substantive difference between the terms or eliminate one of the terms.

Response: The Coverage Layer term is intentionally included to provide us with flexibility to add riders that provide additional coverage in the future. We respectfully decline to make the requested modification.

11.	In the definition of “Loan Account Value,” please add at the end of the third sentence, “during which a Loan Account is outstanding” or a similar statement.

Response: We made the requested modification.

12.	Please delete the second sentence of the definition of “Riders,” since no currently available Rider offers additional life insurance coverage.

Response: The Estate Preservation Rider offers a Rider Face Amount during the first four years of the Policy. We have revised the last sentence to remove the reference to increasing the coverage.

13.	Please clarify in the definition of “Surrender Charge” that the charge will apply during the first 20 years of any Basic Life Coverage Layer added to the Policy.

Response: We made the requested modification.

Important Information You Should Consider About the Policy

14.	Please confirm supplementally that the key information table cross-references in the electronic version of the Prospectus will link directly to the location in the statutory Prospectus where the subject matter is discussed in greater detail, or will provide a means of facilitating access to that information through equivalent methods or technologies. [Instruction 1(b) to Item 2.]

Response: We confirm that we will comply with the requirements of the above referenced instruction.

Fees and Expenses

—Transaction Charges

15.	The Prospectus does not disclose a charge for Risk Class changes and the optional Riders do not allow for requests to increase benefits. Please remove the references to risk class changes and for requests to increase benefits under an optional Rider in this section. Please add a reference to charges imposed to exercise certain optional riders.

Response: We made the requested modification.

Risks

—Not a Short-Term Investment

16.	Please add a statement that no withdrawals may be made during the first year of the Policy.

Response: We made the requested modification.

— Contract Lapse

17.	Please address the following comments in this section and under Principal Risks of Investing in the Policy—Policy Lapse:

a.	revise the discussion to include reference to the Short-Term No-Lapse Guarantee Rider, explain that the Policy will not lapse if the Rider conditions are satisfied and provide a cross reference to the relevant discussion in the Prospectus;

b.	change “no death benefit will be paid” to “no death benefit or other benefits will be paid”; and

c.	disclose that the Insureds must apply for reinstatement and that there is no guarantee that reinstatement will be approved or reapproved in the same Risk Class.

Response:

For the comment a., not all policies are eligible for the Short-Term No-Lapse Guarantee Rider. We have included a cross-reference in this section and the Principal Risks of Investing in the Policy – Policy Lapse section to the Short-Term No-Lapse Guarantee Rider in the OTHER BENEFITS AVAILABLE UNDER THE POLICY section in this prospectus.

For comment b., we made the requested modification to this section and under Principal Risks of Investing in the Policy – Policy Lapse.

For comment c., we made the requested modification to this section and to Principal Risks of Investing in the Policy – Policy Lapse to include that a reinstatement must be applied for and there is no guarantee that it will be approved.

With regards to the Risk Class, if the reinstatement application is approved, the same Risk Classes will be used and are not changed. We have included this clarification as well.

Restrictions

—Investments

18.	Please add that there is a $25 fee per transfer in excess of 12 transfers per Policy Year. [Instruction 4(a) to Item 2.]

Response: We made the requested modification.

—Optional Benefits

19.	Please address the following comments:

a.	disclose that some optional Riders must be elected at Policy issue, may be subject to conditions to exercise or underwriting, and that your election of certain optional Riders may result in restrictions on some Policy benefits [Instruction 4(b) to Item 2];

b.	if availability of some Riders varies by selling broker dealer, please so state in each location that states that Riders may not be available in all states; and

c.	since the Prospectus does not describe any restrictions on Investment Options, please delete the statement that “[c]ertain optional benefits limit or restrict the Investment Options that you may select under the Contract.”

Response: We have made the requested changes for the first and third comments. For the second comment, the disclosure in question does not refer to any intermediary-specific variation and is only related to state availability.

Overview of the Policy

Purpose

20.	Please tailor the disclosure in this section to reflect that the Policy covers the lives of two Insureds.

Response: We made the requested modification.

21.	In the last sentence of the section, please add “and Death Benefit Qualification Test” immediately after “Death Benefit Option.”

Response: We made the requested modification.

Premiums

22.	Please revise the discussion of Policy lapse in this section and under How Premiums Work—Planned Premium Payments in light of the fact that the Short-Term No-Lapse Guarantee Rider is a standard feature of the Policy.

Response: The Rider may not be available to all Insureds and should be considered a standard feature available to all. We respectfully decline to make the requested modification.

Policy Features

—Death Benefit

23.	The disclosure states that “[t]he death benefit proceeds equal the death benefit plus any additional benefit provided by a rider less any outstanding loan or unpaid Policy charges.” No additional benefits are provided by any Rider in connection with the Death Benefit. Please remove the reference.

Response: If paid, the death benefit included in the Estate Preservation Benefit Rider would be added to the Death Benefit Proceeds. We respectfully decline to make the requested modification.

24.	The disclosure states that “Policy charges vary depending on which Death Benefit Option is selected.” If Policy charges also vary depending on which Death Benefit Qualification Test is selected, please so indicate in the disclosure.

Response: We made the requested modification.

—Surrender

25.	Please add “or benefits” immediately after “no life insurance coverage” in the third sentence of this paragraph.

Response: We made the requested modification.

26.	Please consider adding to the fourth sentence that tax consequences including a possible tax penalty if surrendered before age 59½.

Response: We have changed the last sentence to direct the policy owner to their tax advisor for information on any potential tax impact a surrender may have.

Fee Tables

Transaction Fees

—Maximum Sales Charge Imposed on Premiums (Load)

27.	The first note to appear under Transaction Fees is Note 3. Please renumber the notes sequentially starting with Note 1.

Response: We made the requested modification.

—Maximum surrender charge

28.	In Note 1, please consider adding a cross reference to the discussion of the Surrender Charge in Withdrawals, Surrenders and Loans—Surrendering Your Policy.

Response: We made the requested modification.

Periodic Charges Other Than Fund Operating Expenses

29.	Please consider adding that the maximum charge under Administrative charge is also the current charge.

Response: We made the requested modification.

30.	Please remove the Policy Split Option Rider from this table. This transactional charge is covered under The Transaction Fees table.

Response: We made the requested modification.

31.	Note 4 to the table states “[t]he Coverage charge on a current basis only applies for the first 10 years of each Coverage Layer.” Please disclose how the Coverage charge will be calculated after the first 10 years of a Coverage Layer or provide a cross reference to the relevant discussion in the Prospectus.

Response: We made the requested modification.

32.	Note 6 which applies to all Optional Benefit Charges states that “[r]ider charges are based on the Age and Risk Class of the person insured under the Rider on the effective date of the Rider.” If accurate, please revise so that the statement applies only to the Estate Preservation Rider.

Response: We made the requested modification.

Policy Basics

Owners, the Insureds, and Beneficiaries

—Owners

33.	The disclosure states that “[y]ou can own a Policy by yourself or with someone else.” Special Terms defines “Owner” as “the person named on the application who makes the decisions about the Policy.” The preceding disclosure is identical to the disclosure that the Company uses for its policies that cover a single insured. Please tailor the ownership disclosure throughout to reflect a Policy that covers two Insureds. For example, please add that if the Policy is owned by one Owner, the Owner can make all decisions regarding the Policy and its benefits for both Insureds. Please disclose whether the application requires that both Insureds be affirmatively identified by the applicants as Owners or whether both Insureds are deemed Owners, unless the application specifies a different person as the Owner. Also, disclose what happens when the application does not indicate an Owner(s).

Response: The Owner role is independent of the insured, regardless of if a policy has one Insured or two Insureds and the Owner does not have to be an Insured. Our current Owners disclosure accurately describes the role, and we respectfully decline to make the requested modification. We have added disclosure to address what happens when an owner is not indicated on the application.

—The Insured

34.	If the Company intends to use simplified underwriting or other underwriting methods that would cause healthy individuals to pay higher cost of insurance rates than they would pay under a substantially similar policy that is offered by the Company using different underwriting methods, state that the cost of insurance rates are higher for healthy individuals when this method of underwriting is used than under the substantially similar policy. [Instruction 2 to Item 7 (a).]

Response: We have updated the disclosure to clarify that only one type of underwriting is available.

Illustrations

35.	Please add “historical or” immediately before “a hypothetical gross rate of return” in the third bullet point.

Response: FINRA guidelines do not require illustrations to use historical fund performance and we believe including it may cause confusion. We respectfully decline to make the requested modification.

Telephone and Electronic Transactions

36.	An investor may authorize the Company to accept telephone and electronic instructions for certain transactions, including initiating loans. Can loan increases or repayments also be authorized in this manner? If so, please revise the disclosure.

Response: Loan increases are considered within the existing “Initiate Loans” bullet. Electing Telephone and Electronic Transactions authorization is not required to provide loan repayment instructions.

Death Benefits

37.	Please add a cross reference to the discussion in the Prospectus of the effect of withdrawals under each Death Benefit Option.

Response: We made the requested modification.

The Death Benefit

38.	The disclosure states that the “Policy’s Death Benefit depends on two choices you must make: [the] Total Face Amount [and the] Death Benefit Option.” The table under Death

Benefit Qualification Test—Comparing the Death Benefit Qualification Tests shows that the Death Benefit is generally higher under the Cash Value Accumulation Test. Please revise the disclosure to include the choice of Death Benefit Qualification Test as a factor affecting the Policy’s Death Benefit.

Response: We made the requested modification.

Death Benefit Options

39.	Please add disclosure to the effect that the Death Benefit Option an investor chooses will have an impact on the dollar value of the Death Benefit, the Accumulated Value, and the cost of insurance charges an investor pays.

Response: We made the requested modification.

40.	The disclosure states “[t]he Death Benefit Option you choose will generally depend on which is more important to you: a larger Death Benefit or building the Accumulated Value of your Policy.” Please revise the disclosure to also include cost of insurance charges as a consideration in choosing a Death Benefit Option. Please also add disclosure so that an investor understands the material pros and cons of each death benefit option (e.g., under Option A, positive returns would result in a higher proportion of Accumulated Value to the Death Benefit which would reduce the Net Amount at Risk, which may lower the total fees and expenses under the Policy).

Response: We made the requested modifications.

41.	Please add a brief explanation under the illustration of Option A to the effect that the Death Benefit remains constant and does not change as a Policy’ Accumulated Value changes.

Response: We made the requested modification.

Changing Your Death Benefit Option

42.	Please revise the second bullet to reflect three Death Benefit Options rather than two.

Response: We are not listing all the available options; we are only providing one example of a Death Benefit Option change that can be made. The available Death Benefit Options on this product are described in the “Death Benefit Options” section immediately before the “Changing Your Death Benefit Options” section. We respectfully decline to make this modification.

43.	In the third bullet, please revise the reference to “any Death Benefit Option” to Death Benefit Options A or B.”

Response: We made the requested modification.

Death Benefit Qualification Test

44.	Please disclose the default Death Benefit Qualification Test when no choice is indicated

in the application.

Response: We made the requested modification.

45.	Please briefly explain how each Death Benefit Qualification Test is calculated and the effect of choosing the CVAT or GPT qualification test with each Death Benefit Option.

Response: We direct your attention to the “Examples of Death Benefit Calculations” section directly under the “Comparing the Death Benefit Qualification Tests” section. This explains in detail how each Test is calculated and the effect the Tests have on each Death Benefit Option.

—Comparing the Death Benefit Qualification Tests

46.	In the comparison chart, please disclose any anticipated differences in Policy charges under the two tests

Response: We made the requested modification.

Other Benefits Available Under the Policy

47.	Please address the following comments regarding loans:

a.	add a discussion of the risks of loans to Principal Risks of Investing in the Policy; and

b.	given that loans are a benefit under the Contract, consider adding loans to the table in Other Benefits Available Under the Policy. If loans will not be added to the table, please supplementally explain why it would not be appropriate to do so.

Response: For comment a., we made the requested modification. For comment b., a detailed description of loans and their impacts are included under the Policy Features section on page 11 of the prospectus where it is grouped with descriptions of other similar features like the Death Benefit, Withdrawals and Surrenders. We respectfully decline to make the requested modification.

48.	In the description of the Conversion Rider, please change “certain insurance coverages” to “eligible coverage.”

Response: We made the requested modification.

49.	In the last column of the description of the Enhanced Policy Split Option Rider, please disclose the following:

a.	the Rider may not be exercised after a certain number of Policy Years depending on the ages of the Insureds; and

b.	the Rider may only be exercised upon the occurrence of certain federal estate tax law changes.

Response: We made the requested modification.

50.	In the last column of the description of the Premier Living Benefits Rider 2, please disclose that once the Rider is exercised, the Company will not allow any requested increases in benefits under the Policy or any other Riders.

Response: We made the requested modification.

51.	In the last column of the description of the Terminal Illness Rider—Last Survivor, please consolidate the disclosure in the fourth and seventh bullet points.

Response: We made the requested modification.

52.	In the description of the Terminal Illness Rider—Last Survivor, the disclosure states that the rider is “[n]ot available for Policy’s issued with the Premier Living Benefits Rider 2, unless the Insured(s) did not qualify for the Premier Living Benefits Rider 2.” Please reconcile this with the statement under the description of the Premier Living Benefits Rider 2 that the Rider “[c]annot be issued with the Terminal Illness Rider—Last Survivor if this rider names more than one eligible Insured.”

Response: Both statements are accurate. There are three possible scenarios involving these two riders. In the first, both insureds qualify for the Premier Loving Benefits Rider 2 and in this case, the Terminal Illness Rider – Last Survivor is not available on the Policy. In the second scenario, if one of the insureds do not qualify for the Premier Living Benefits Rider 2, that insured would be eligible only for terminal illness coverage provided by the Terminal Illness Rider – Last Survivor. In the third scenario, neither insured qualifies for the Premier Living Benefits Rider 2 and in this case, both insureds will be eligible for terminal illness coverage provided by the Terminal Illness Rider – Last Survivor and the Premier Living Benefits Rider 2 is not available on the Policy.

53.	With respect to the Estate Preservation Rider, please address the following:

a.	in the second column, please insert “equal to the Rider Face Amount” immediately after “a death benefit;” and

b.	add to the last column that if the Policy lapses, the Rider cannot be reinstated.

Response: We made the requested modifications.

Optional Riders and Benefits

Conversion Rider

54.	Please add that the investor also should consider the fees, including any surrender charges or premiums loads that would apply to surrender the existing policy and purchase the new policy.

Response: We made the requested modification.

—How the Rider Works:

55.	Disclose, if accurate, that if the new policy is not a variable universal life policy issued by the Company, the existing policy’s surrender charge and the new policy’s premium loads will apply to the Accumulated Value less Policy Debt transferred to purchase the new policy.

Response: We have revised this section to clarify that any surrender charges on the existing policy are waived at the time of conversion, regardless of the product type of the new policy. We have further clarified that if the new policy is a variable universal life policy, the value transferred to the new policy will not be subject to any premium load.

Enhanced Policy Split Option Rider

56.	Please add a toll free number for investors to use to ask questions about the Rider.

Response: We made the requested modification.

—Example

57.	Please add that the Company will waive the surrender charge that would be incurred on the amount transferred from the old policy.

Response: We made the requested modification.

Policy Split Option Rider

58.	Please reconcile the statement in the first paragraph that “[t]he exchange may be made to any single life policy of permanent [emphasis added] life insurance that we regularly issue” with the remainder of the discussion of the Rider which assumes that the Rider permits exchanges to single variable universal life policies. If the Rider only permits exchanges for permanent life insurance, please clarify the limitation in the preceding sentence by adding “only” immediately before “be made” in the sentence and revise other disclosure in the section accordingly. Also, disclose this limitation in the last column of the description of the Policy Split Option Rider on page 30 of the Prospectus.

Response: The word “permanent” is being used to separate this from term insurance. We will not make available term policies for exchanges from this rider. Variable universal life insurance policies are a type of permanent life insurance. We have made the requested modification to page 30.

59.	Please add that the investor also should consider the fees, including any surrender charges or premiums loads that would apply to surrender the existing policy and purchase the new policies.

Response: We made the requested modification.

—Example

60.	Please add that the Company will waive the surrender charge that would be incurred on the amount transferred from the old policy.

Response: Please see the existing bullet under “New Policy Conditions” in the section.

•	“If the new policies are variable universal life policies, we will waive the surrender charge on any amount of Accumulated Value less Policy Debt transferred from this Policy to purchase the new policies.”

Premier Living Benefits Rider 2

—Accelerated Death Benefit Payments and Values—Chronic Illness Benefit

61.	Please address the following relating to the Assumptions in the Example:

a.	the Accumulated Value is $150,000 and the Cash Surrender Value is $100,000. The Cash Surrender Value is defined as “the Policy’s Accumulated Value less any surrender charge.” Please explain supplementally how the surrender charge could be one-third of the Accumulated Value;

b.	we note that the Chronic Illness Reduction Factor calculation in the Example does not align with the Chronic Illness Reduction Factor formulae provided prior to the Example; and

c.	add a line item showing the Chronic Illness Benefit Proceeds assuming no Policy Debt.

Response: We made the requested modification. The Surrender Charge is based on the Face Amount of insurance and is not tied to the Accumulated Value.

—Accelerated Death Benefit Payments and Values—Terminal Illness Benefit

62.	Please add definitions for Accelerated Death Benefit Interest Rate and Terminal Illness Reduction Factor to this section.

Response: We made the requested modification.

63.	Please address the following relating to the Assumptions in the Example:

a.	so that investors can more easily compare the two examples provided for this Rider, please revise the figures in the Example for the Terminal Illness Benefit so that the Accumulated Value, Death Benefit, Cash Surrender Value and Policy Debt are the same as those in the Chronic Illness Benefit Example; and

b.	add a line item showing the Terminal Illness Benefit Proceeds assuming no Policy Debt.

Response: We made the requested modifications.

—Rider Effects on Your Policy

64.	The introduction to the Rider discussion states that at the time the Company makes a Benefit payment, it will reduce an investor’s Policy’s Death Benefit “by an amount greater than the Benefit payment itself.” Using an example, please clearly explain how a Policy’s Death Benefit is reduced by an amount greater than the Benefit payment.

Response: We direct the reviewer to the examples on Page 40 Accelerated Death Benefit Payment and Values – Terminal Illness Benefit; addressed in comment 63.

65.	In Terminal Illness Rider—Last Survivor Rider, the disclosure states that when such Rider is exercised, the Company will send a statement showing the effect of exercising the Rider on the Policy’s Death Benefit, Accumulated Value, Premium, Cost of Insurance Charges and Policy Loans. Please include a statement in the discussion of the Premier Living Benefits Rider 2 of the information that an investor should expect upon exercising the Rider.

Response: We made the requested modification.

Terminal Illness Rider—Last Survivor

66.	With respect to the statement in this section and under Terminal Illness Rider—Last Survivor “[o]ther Policy values, including but not limited to, Surrender Charge, Accumulated Value and Total Face Amount will be reduced pro rata,” please address the following:

a.	consider whether reference to the Surrender Charge should be removed since a reduction in the Face Amount of a Basic Life Coverage Layer will not affect the Surrender Charge; and

b.	if accurate, add a reference to Policy Loans to the statement.

Response: Surrender charges are reduced when the Benefit payments are made. We have added “Policy Loans” to the disclosure.

—The Rider at Exercise

67.	Please clarify that the Terminal Illness Benefit is the “lesser of 75% of the Eligible Coverage or $250,000.” In the first reference to Acceleration Percentage in this discussion, please include a parenthetical that Acceleration Percentage is defined below.

Response: We made the requested modifications.

—Calculating the Benefit Under the Rider

68.	In the formulae for the Terminal Illness Reduction Factor, if accurate, please replace “(a) x (b)” with “(a) ÷ (b).”

Response: We made the requested modification.

—Example

69.	In the Example, please add a line item showing the Terminal Illness Benefit Proceeds assuming no Policy Debt.

Response: We made the requested modification.

—Your Policy After Exercising the Rider

70.	The introduction to the Rider discussion states that at the time the Company makes a Benefit payment, it will reduce the Policy’s Death Benefit “by an amount greater than the Benefit payment itself.” Using an example, please clearly explain how a Policy’s Death Benefit is reduced by an amount greater than the Benefit payment.

Response: We direct the reviewer to the examples on page 40 Accelerated Death Benefit Payment and Values – Terminal Illness Benefit addressed in comment 63.

Your Policy’s Accumulated Value

Additional Credit

71.	The disclosure states, that “[t]erminating any Coverage Layer in its entirety may [emphasis added] reduce the crediting of any future additional credits attributable to that Coverage Layer.” Please disclose the circumstances under which terminating a Coverage Layer will reduce the crediting of future additional credits.

Response: Terminating Coverage Layers are not allowed on this product. We apologize as this was an oversight on our part. We have removed the disclosure in question.

72.	The disclosure states that the additional credit rate “depends on your Age, Sex, Risk Class and Death Benefit Option at the issue of each Coverage Layer.” Does the credit rate depend on the characteristics of a single insured? If not, please revise the disclosure.

Response: We made the requested modification.

73.	Please add a statement that the additional credit percentage on the Policy Date is shown in the Policy Specifications.

Response: The additional credit is a non-guaranteed credit that may be discontinued at any time and respectively is not included on the Policy Specifications.

Monthly Deductions

—Asset charge

74.	Please disclose the purpose of the asset charge.

Response: We made the requested modification.

Lapsing and Reinstatement

—How to Avoid Future Lapsing

75.	Please disclose that if the Short-Term No-Lapse Guarantee Rider is in effect, the Policy will not lapse if an amount at least equal to one twelfth of the No-Lapse Guarantee Premium is paid each month and provide a cross reference to the discussion of the Rider in the Prospectus.

Response: We have modified the disclosure on this page to direct the reader to the Short-Term No-Lapse Guarantee Rider in the OTHER BENEFITS AVAILABLE UNDER THE POLICY section of the prospectus and have modified the How the Rider Works disclosure in that section to clarify how the Short-Term No-Lapse rider can help avoid a policy from lapsing.

Your Investment Option

Fixed Option

76.	In the third bullet point, please remove the statement that the Fixed Option does not have investment risk.

Response: TBD consultant/competitor analysis

Transferring Among Investment Options and Market-timing Restrictions

—Transfers

77.	Please revise the statement “[t]ransfers to the Fixed Account may be limited,” to explain that these refer to aggregate allocation limits that the Company may impose across all

Pacific Life policies in which the investor has an interest or to which payment is made by a single payor.

Response: We made the requested modification.

Withdrawals, Surrenders and Loans

—How Withdrawals Affect Your Policy’s Death Benefit

78.	Please revise the two bullet points in this section to clarify what happens if the Death Benefit is, equal to, less than and more than the Minimum Death Benefit.

Response: The Death Benefit cannot be less than the Minimum Death Benefit. We respectfully decline to make the requested modification.

—Surrendering Your Policy

79.	With respect to the examples in this section, please addressing the following:

a.	revise the assumptions for each example to cover two Insureds;

b.	in the first example, add another calculation of the Surrender Charge at Policy month 70; and

c.	in the last line of the second example, please change “coverage charge” to “Surrender Charge.”

Response: We made the requested modifications.

General Information About Your Policy

—Policy Exchange

80.	To better distinguish a Policy exchange from a Policy replacement, please explain the term “exchange” at the beginning of the section. Also, please revise the disclosure to reflect two Insureds.

Response: We have revised the provision to clarify the definition and direct the reader to the Optional Riders and Benefit section for more information on the riders that include policy exchange rights.

PART C

Exhibits

81.	The Powers of Attorney incorporated by reference into the Registration Statement do not specifically reference this Registration Statement. Please execute and file new Powers of Attorney with the next pre-effective amendment authorizing the filing of this Registration Statement. See Rule 483(b) under the 1933 Act.

Response: We have included updated Powers of Attorney’s in this filing.

I believe that the foregoing is responsive to Staff comments. If you have any questions, please call me at (949) 420-7078. Thank you.

Sincerely,

/s/ Thomas C. Bilello

Thomas C. Bilello